UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EQUITABLE FINANCIAL CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

29448T105
(CUSIP Number)

Alan S. Parsow	with a copy to	David L. Hefflinger
Elkhorn Partners Limited Partnership		Jason D. Benson
2222 Skyline Drive		McGrath North Mullin
Elkhorn, NE 68022		& Kratz, PC LLO
(402) 289-3217		Suite 3700 First National Tower
Omaha, NE 68102
(402) 341-3070

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2018
(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 29448T105	13D	Page 2 of 4 Pages

1.	Name of Reporting Person

Elkhorn Partners Limited Partnership

2.	Check the Appropriate Box if a Member of a Group

/X/	(a)	/ /	(b)

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

/ /

6.	Citizenship or Place of Organization

Nebraska

7. Sole Voting Power

313,000 Shares
Number of
Shares	8. Shared Voting Power
Beneficially
Owned by	0
Reporting
Person	9. Sole Dispositive Power
With
313,000 Shares

10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

313,000 Shares

12.	Check Box if Aggregate Amount in Row 11 Excludes Certain
Shares

/ /

13.	Percent of Class Represented by Amount in Row 11

Approximately 9.3% of voting securities

14.	Type of Reporting Person

PN

CUSIP NO. 29448T105	13D	Page 3 of 4 Pages

Elkhorn Partners Limited Partnership (the "Partnership") makes this filing to amend certain information previously reported by the Partnership.  This filing constitutes Amendment No. 1 to the Schedule 13D of the Partnership.  The Partnership amends such prior Schedule 13D reports with respect to the common stock of Equitable Financial Corp. ("Equitable") by adding the following information to the items indicated.

ITEM 4.  PURPOSE OF THE TRANSACTION.

The Partnership intends to nominate Wayne Cadwallader to the board of directors of Equitable, pursuant to the procedures set forth in the Equitable bylaws, for election at the next annual meeting of stockholders expected to be held on November 27, 2018.  Mr. Cadwallader is the Managing Partner – Research of the Partnership.  The Partnership believes that a board of directors should be comprised of members who bring different strengths, skills and experiences to the boardroom and that this type of diversity helps to assess risks, identify opportunities and promote healthy debate.

Mr. Cadwallader, age 61, has 17 years of investment industry experience, including experience with public companies, mergers and acquisitions, capital markets and investment analysis.  The Partnership believes that the current board of directors of Equitable lacks certain of these skills and that the addition of Mr. Cadwallader to the board will assist Equitable in its capital allocation decisions in areas such as stock repurchases and dividends, will improve Equitable's communications with stockholders and the investment community and will help guide operating improvements, business recovery planning and work flow analysis.  Mr. Cadwallader is currently a member of the board of directors of Comarco, Inc. and Orbit International Corp., both of which are also portfolio holdings of the Partnership.  Ultimately, the Partnership intends to nominate Mr. Cadwallader to the board of directors of Equitable for the purpose of enhancing stockholder value.

The Partnership intends to further amend this Schedule 13D at the time it nominates Mr. Cadwallader to the board of directors of Equitable, within the requirements of Equitable's nominating procedures.  Any such amendment to this Schedule 13D will include additional information with respect to Mr. Cadwallader.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)(b)  As of February 22, 2018, the Partnership owns 313,000 shares of Equitable common stock.  The Equitable Form 10-Q for the quarter ended December 31, 2017 reported that there were outstanding 3,359,845 shares of Equitable common stock as of February 14, 2018.  Based on this number, the Partnership owns approximately 9.3% of the Equitable common stock.

(c)  During the past 60 days, the Partnership purchased 5,100 shares of Equitable common stock, in open market transactions, at prices ranging from $10.31 to $10.76 per share.

CUSIP NO. 29448T105	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  February 23, 2018

Elkhorn Partners Limited Partnership

By:  Parsow Management LLC, General Partner

By:   /s/ Alan S. Parsow
Alan S. Parsow
Sole Manager